Exhibit 99.1

Canadian Solar Reports Second Quarter 2017 Results

Guelph, Ontario, August 14, 2017 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the quarter ended June 30, 2017.

Second Quarter 2017 Highlights

•                  Total solar module shipments were 1,745 MW, compared to 1,480 MW in the first quarter of 2017, and second quarter guidance in the range of 1,530 MW to 1,580 MW.

•                  Net revenue was $692.4 million, compared to $677.0 million in the first quarter of 2017, and second quarter guidance in the range of $615.0 million to $635.0 million.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 6.5% compared to 18.8% in the first quarter of 2017.

•                  Gross margin was 24.2%, including the benefits of two AD/CVD reversals of $42.6 million and $15.0 million based on the final rates of Solar 1 AR3 and Solar 2 AR1, respectively. Gross margin was 15.9%, excluding these reversal benefit, compared to 13.5% in the first quarter of 2017, and second quarter guidance of 13.0% to 15.0%.

•                  Net income attributable to Canadian Solar was $38.2 million, or $0.63 per diluted share, compared to a net loss of $13.3 million, or $0.23 per diluted share, in the first quarter of 2017.

•                  Non-GAAP net loss attributable to Canadian Solar, which excludes the AD/CVD reversal benefit and an insurance compensation gain, net of income tax effect, was $9.1 million, or $0.15 per diluted share, compared to a non-GAAP adjusted net loss attributable to Canadian Solar in the first quarter of 2017 of $6.0 million, or $0.10 per diluted share, which excludes a provision for LDK of $8.6 million, net of income tax effect. (For a reconciliation of GAAP to non-GAAP results, see accompanying tables “Reconciliation of U.S. GAAP to Non-GAAP Financial Measures.”)

•                  Cash, cash equivalents and restricted cash balance as of June 30, 2017 was $961.6 million, compared to $961.4 million as of March 31, 2017.

•                  Net cash used in operating activities was approximately $83.4 million, compared to net cash used in operating activities of $55.8 million in the first quarter of 2017.

•                  The Company’s portfolio of solar power plants in commercial operation was 1,260.2 MWp as of June 30, 2017, with an estimated total resale value of approximately $1.8 billion. Only the class B share value of the Company’s tax equity deal projects in the U.S. was included in this resale value.

•                  In July 2017, the Company completed the sale of the 281 MWp Great Valley Solar project, previously called Tranquillity 8, to Sempra Renewables LLC, a unit of Sempra Energy.

•                  The Company completed the sale of an 80% interest in each of 191.5 MWp Pirapora I, 115 MWp Pirapora II and 92.5 MWp Pirapora III to EDF. EN do Brasil.

Second Quarter 2017 Results

Net revenue in the second quarter of 2017 was $692.4 million, up 2.3% from $677.0 million in the first quarter of 2017 and down 14.1% from $805.9 million in the second quarter of 2016. Solar module shipments recognized in revenue totaled 1,638 MW, compared to 1,489 MW recognized in revenue in the first quarter of 2017 and 1,290 MW recognized in revenue in the second quarter of 2016. Solar module shipments recognized in revenue in the second quarter of 2017 included 29.2 MW used in the Company’s total solutions business, compared to 176.3 MW in the first quarter of 2017 and 18.7 MW in the second quarter of 2016.

The following table is a summary of net revenue by geographic region based on the location of customers’ headquarters (in millions of US$, except percentages).

	Q2 2017		Q1 2017		Q2 2016
	US$M	%	US$M	%	US$M	%
The Americas	$150.0	21.7	$200.1	29.6	$383.9	47.6
Asia	452.7	65.3	394.3	58.2	318.4	39.5
Europe and Others	89.7	13.0	82.6	12.2	103.6	12.9
Total	692.4	100	677.0	100	805.9	100

Gross profit in the second quarter of 2017 was $167.8 million, compared to $91.4 million in the first quarter of 2017 and $138.5 million in the second quarter of 2016. Gross margin in the second quarter of 2017 was 24.2%, compared to 13.5% in the first quarter of 2017, and compared to 17.2% in the second quarter of 2016. Gross profit in the second quarter of 2017 includes the benefits of a $42.6 million and a $15.0 million AD/CVD reversals based on the final rates of Solar 1 AR3 and Solar 2 AR1, respectively. Excluding this benefit, gross margin was 15.9% in the second quarter of 2017.

Total operating expenses were $84.1 million in the second quarter of 2017, down 10.3% from $93.7 million in the first quarter of 2017 and down 15.0% from $98.9 million in the second quarter of 2016.

Selling expenses were $39.3 million in the second quarter of 2017, up 15.9% from $33.9 million in the first quarter of 2017 and up 16.1% from $33.9 million in the second quarter of 2016. The sequential increase of $5.4 million was primarily due to higher shipping and handling cost, resulting from higher module shipment volume, increased professional service fees, and increased external sales commission.

General and administrative expenses were $53.0 million in the second quarter of 2017, down 3.8% from $55.1million in the first quarter of 2017 and up slightly from $52.9 million in the second quarter of 2016. Excluding the $8.6 million provision for the LDK legal case in the first quarter of 2017, the sequential increase was primarily due to an increase in various professional service fees, an increase in sales tax associated with prior years’ sales and an increased property insurance premium.

Research and development expenses were $7.3 million in the second quarter of 2017, compared to $5.6 million in the first quarter of 2017 and $5.1 million in the second quarter of 2016. The sequential and year-over-year increases reflect the Company’s continued commitment to investing in and commercializing solar energy technologies that differentiate the Company and strengthen its competitive position through higher efficiency, and more sought after energy solutions.

Other operating income was $15.5 million in the second quarter of 2017, compared to other operating income of $0.9 million in the first quarter of 2017 and other operating loss of $7.1 million in the second quarter of 2016, Other operating income in the second quarter of 2017 included insurance compensation of $15.2 million for the loss of profit related to the June 2016 tornado damage to the Company’s Funing cell factory.

Income from operations was $83.7 million in the second quarter of 2017, compared to a loss from operations of $2.3 million in the first quarter of 2017, and income from operations of $39.6 million in the second quarter of 2016. Operating margin was 12.1% in the second quarter of 2017, compared to negative 0.3% in the first quarter of 2017 and 4.9% in the second quarter of 2016.

Non-cash depreciation and amortization charges were approximately $21.2 million in the second quarter of 2017, compared to $17.1 million in the first quarter of 2017, and $25.5 million in the second quarter of 2016. Non-cash equity compensation expense was $4.2 million in the second quarter of 2017, compared to $0.9 million in the first quarter of 2017 and $1.9 million in the second quarter of 2016.

Interest expense was $26.7 million in the second quarter of 2017, compared to $24.1 million in the first quarter of 2017 and $11.9 million in the second quarter of 2016.

Interest income was $1.4 million in the second quarter of 2017, compared to $2.5 million in the first quarter of 2017 and $2.4 million in the second quarter of 2016.

The Company recorded a loss on change in fair value of derivatives, predominantly from foreign exchange hedging positions of forwards, of $1.8 million in the second quarter of 2017, compared to a loss of $7.8 million in the first quarter of 2017 and a loss of $1.6 million in the second quarter of 2016. Foreign exchange loss in the second quarter of 2017 was $11.6 million compared to a foreign exchange gain of $14.2 million in the first quarter of 2017 and a foreign exchange gain of $24.9 million in the second quarter of 2016.

Income tax expense was $9.0 million in the second quarter of 2017, compared to income tax benefit of $3.1 million in the first quarter of 2017 and income tax expense of $16.3 million in the second quarter of 2016.

Net income attributable to Canadian Solar was $38.2 million, or $0.63 per diluted share, in the second quarter of 2017, compared to net loss attributable to Canadian Solar of $13.3 million, or $0.23 per diluted share, in the first quarter of 2017 and net income attributable to Canadian Solar of $40.4 million, or $0.68 per diluted share, in the second quarter of 2016. Non-GAAP net loss attributable to Canadian Solar, which is adjusted to exclude the AD/CVD reversal and an insurance compensation gain, net of income tax effect, was $9.1 million, or $0.15 per diluted share, in the second quarter of 2017, compared to a non-GAAP net loss attributable to Canadian Solar of $6.0 million, or $0.10 per diluted share, in the first quarter of 2017, which is adjusted to exclude the LDK legal case provision of $8.6 million, net of income tax effect. For a reconciliation of measures presented in accordance with generally accepted accounting principles in the United States (“GAAP”) to the non-GAAP measures, a table is available at the end of this press release.

Financial Condition

The Company had $961.6 million of cash, cash equivalents and restricted cash as of June 30, 2017, compared to $961.4 million as of March 31, 2017.

Accounts receivable, net of allowance for doubtful accounts, as of June 30, 2017 were $367.6 million, compared to $368.6 million as of March 31, 2017. Accounts receivable turnover was 56 days in the second quarter of 2017, compared to 59 days in the first quarter of 2017.

Inventories as of June 30, 2017 were $283.2 million, compared to $274.5 million as of March 31, 2017. Inventory turnover was 52 days in the second quarter of 2017, compared to 48 days in the first quarter of 2017.

Accounts and notes payable as of June 30, 2017 were $899.5 million, compared to $847.2 million as of March 31, 2017.

Excluding the borrowings included in ‘Liabilities held-for-sale’, short-term borrowings as of June 30, 2017 were $2.04 billion, compared to $1.71 billion as of March 31, 2017. Long-term borrowings as of June 30, 2017 were $273.0 million, compared to $462.1 million as of March 31, 2017.

The Company had approximately $1.18 billion in non-recourse bank borrowings as of June 30, 2017. Senior convertible notes totaled $126.0 million as of June 30, 2017, compared to $125.8 million as of March 31, 2017. Total borrowings directly related to utility-scale solar power projects, which included approximately $1.10 billion of non-recourse borrowings, were $1.30 billion as of June 30, 2017, compared to $1.20 billion as of March 31, 2017.

In the second quarter of 2017, the Company invested RMB 220.6 million ($32.6 million) into Suzhou Gaochuangte New Energy Co., Ltd., a solar EPC company in China, increasing Canadian Solar’s holdings from 40% to 80%. A preliminary allocation of the share purchase price to assets acquired and liabilities assumed has been made based on available information and management’s best estimates. The final allocation of the purchase price may differ from this preliminary allocation.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked, “Q2 was a solid quarter, with solar module shipments, revenue and gross margin all coming in above guidance. We continue to make progress with respect to the monetization of our operating solar power plants in the U.S., Japan, Brazil, China and the U.K. We have entered into exclusive discussions with the winner of the binding bids submitted for 703 MWp of our U.S. solar power plant assets and expect to finalize the sale over the coming months. Separately, in July, we completed the sale of an additional 281 MWp solar power projects, which are still in construction in the U.S.  In Japan, we are on track to launch a JREIT listing in the near future, with an initial portfolio of 65 MWp of solar power plants.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “We are pleased with our second quarter results. The higher module shipments were driven by strong demand for solar modules in China, India, Japan and the U.S., with the gross margin improvement due to higher than expected average selling price and better cost controls. Results in the quarter benefitted from an AD/CVD reversal, and the finalization of an insurance claim related to the tornado damage of our Funing cell factory. The insurance payment included compensation of $15.2 million for the loss of profit from the business interruption, which is recorded as ‘Other operation incomes’. We remain confident we will finalize several project monetization events, including our JREIT in Japan, and the sales of solar power project assets in the U.S., Japan, China and the U.K.  Our focus is on delivering a healthy return to our shareholders, maximizing operating cash flow and deleveraging our balance sheet in order to fund the next phase of the Company’s growth.”

Utility-Scale Solar Project Pipeline

The Company divides its utility-scale solar project pipeline into two parts: an early-to-mid-stage pipeline and a late-stage pipeline. The late-stage pipeline primarily includes projects that have energy off-take agreements and are expected to be built within the next two to four years. The Company used to include certain Japanese projects under bidding process as late-stage. In the future, the Company will describe these projects as mid-stage. The Company has also moved certain Chinese projects from the category of late-stage to mid-stage. The Company continues to advance these mid-stage projects as usual, and will add them back to the list of late-stage once the PPA or FIT is received.

Late-Stage Utility-Scale Solar Project Pipeline

As of July 31, 2017, the Company’s late-stage solar project pipeline, including those in construction, totaled approximately 1,391 MWp, which included 362 MWp in Japan, 120 MWp in the U.S., 210 MWp in China, 399 MWp in Brazil, 108 MWp in India, 118 MWp in Australia, 68 MWp in Mexico and 6 MWp in Africa. The Company cautions that some late-stage projects may not reach completion due to risks as failure to secure permits and grid connection, among others.

In the United States, as previously announced, the Company completed the sale of the 281 MWp Great Valley Solar project, previously called Tranquillity 8, to Sempra Renewables LLC, a unit of Sempra Energy. The Great Valley Project currently is under construction and Sempra Renewables will assume construction of the project and operate the facility.

The table below sets forth the Company’s late-stage utility-scale solar project pipeline in the U.S. as of July 31, 2017:

U.S. Project	MWp	Location	Status	Expected COD
Gaskell West 1	28	Kern county, CA	Development	2018
IS 42	92	Fayetteville, NC	Construction	2017
Total	120

In Japan, as of July 31, 2017, the Company’s pipeline of utility-scale solar power projects totaled approximately 572 MWp, as an additional 51 MWp reached COD in the second quarter of this year. 362 MWp of these projects are described as late-stage for which interconnection agreements and FIT are secured. 159 MWp of the late-stage projects are under construction and 203 MWp are under development. Canadian Solar has additional 210 MWp of utility-scale solar projects in the bidding process, which will be added to the list of late-stage projects once FIT is awarded.  The table below sets forth the expected commercial operation schedule of the Company’s late-stage utility-scale solar power projects in Japan as of July 31, 2017:

Expected Japan COD Schedule of Late-Stage Projects (MWp)

H2 2017	2018	2019	2020	2021 and Thereafter	Total
51.4	75.4	99.2	118.4	18	362.4

In Brazil, the Company has a total of 399 MWp of late-stage projects. The table below sets forth the Company’s late-stage utility-scale solar project pipeline in Brazil as of July 31, 2017:

Brazil Project	MWp	Location	Status	Expected COD
Pirapora I	191.5	Brazil	Construction	2017
Pirapora II	115	Brazil	Development	2018
Pirapora III (formerly Vazante)	92.5	Brazil	Construction	2017
Total	399

The Company completed the sale of an 80% interest in each of 191.5 MWp Pirapora I, 115 MWp Pirapora II and 92.5 MWp Pirapora III to EDF. The Company supplies modules for all the Pirapora projects. The Company expects to bring Pirapora I to COD in Q3 of 2017.

In India, as of July 31, 2017, the Company’s late-stage utility-scale power project pipeline stood at 108 MWp. The 108 MWp SECI Maharashtra project is currently under development and is expected to reach commercial operation by the end of 2017. The 18 MWp Kamareddy project and the 18 MWp Ramnapet project were connected to the grid in July 2017.

In China, the Company connected a total of 58.2 MWp of solar power projects to the grid in the second quarter of this year. As of July 31, 2017, the late-stage utility-scale power pipeline was at 210 MWp and the mid-stage pipeline was 131.8 MWp in China.

Solar Power Plants in Operation

In addition to its late-stage utility-scale solar project pipeline, the Company has a portfolio of solar power plants in operation, totaling 1,260.2 MWp as of June 30, 2017, which are recorded on its balance sheet as project assets ($1,308.5 million), assets held-for-sale ($203.5 million) and solar power systems, net ($65.8 million). Revenue from the sale of electricity generated by the plants recorded as “assets held-for-sale” and “solar power systems, net” in the second quarter of 2017 totaled $9.8 million, compared to $5.2 million in the first quarter of 2017.

The sale of projects recorded as ‘project assets’ (build-to-sell) on the balance sheet will be recorded as revenue once revenue recognition criteria are met, and the gain from the sale of projects recorded as ‘assets held-for-sale’ and ‘solar power systems, net’ (build-to-own) on the balance sheet will be recorded within ‘other operating income (expenses)’ in the income statement.

The table below sets forth the Company’s total portfolio of solar power plants in operation as of June 30, 2017:

Plants in Operation (MWp)

U.S.	Japan	U.K.	China	Other	Total
808	110.5	150	186.7	5	1,260.2

Manufacturing Capacity

The Company plans to expand its ingot, wafer, cell and module capacities to 1.1 GW, 4.0 GW, 4.70 GW and 7.19 GW, respectively, by December 31, 2017. The table below sets forth the Company’s capacity expansion plan from December 31, 2016 to December 31, 2017:

Manufacturing Capacity Roadmap (MW)

	December 31,2016	June 30, 2017	December 31, 2017
Ingot	400	—	1,100
Wafer	1,000	2,000	4,000
Cell	2,440	4,490	4,700
Module	6,170	6,970	7,190

The Company continues to ramp up its new multi-crystalline silicon ingot casting workshop in Baotou, China, with 50 new casting furnaces with a 700 MW annual capacity, operated in G6 mode, producing 36 bricks per ingot. The Company has now successfully relocated its older casting ingot furnaces, previously in Luoyang, China, to Baotou in order to benefit from lower electricity cost. The Company expects to complete the ramp up at Baotou in the third quarter of 2017 and reach 1,100 MW of annual internal ingot casting capacity. The Company plans to migrate the 50 new casting furnaces to G7 mode, producing 49 bricks per ingot, by the middle of 2018, thereby raising its ingot capacity to 1,500 MW and further reducing costs. The new Baotou ingot factory will also help the Company to reduce the amount it pays to purchase external ingots and thus reduce its all-in module manufacturing costs.

The Company’s wafer manufacturing capacity recently reached 2.0 GW and will reach 3.0 GW in the third quarter of 2017 and 4.0 GW by December 31, 2017, all of which will use diamond wire-saw technology. Diamond wire-saw technology is compatible with the Company’s proprietary and highly efficient Onyx black silicon multi-crystalline solar cell technology, significantly reducing silicon usage and manufacturing cost.

The Company’s solar cell manufacturing capacity as of June 30, 2017 was 4.49 GW. The annual capacity at the Company’s Funing cell factory has reached 1,440 MW, with an additional 850 MW cell capacity at the Company’s South East Asia facility. The Company plans to debottleneck the production in its Funing and South East Asia plants later this year, allowing the Company’s cell manufacturing capacity to reach 4.70 GW by December 31, 2017.

The Company expects that its total worldwide module manufacturing capacity will exceed 7.19 GW by December 31, 2017.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book and the global financing environment. It is also subject to uncertainties relating to customer final demand and solar project construction schedules. Management’s views and estimates are subject to change without notice.

For the third quarter of 2017, the Company expects total solar module shipments to be in the range of approximately 1.65 GW to 1.70 GW, including approximately 86 MW of shipments to the Company’s utility-scale solar power projects that may not be recognized as revenue in the third quarter of 2017. Total revenue for the third quarter of 2017, which includes revenue from both of our solar module sales and from our energy business, is expected to be in the range of $805 million to $825 million. Gross margin for the third quarter of 2017 is expected to be between 15% and 17%.

The Company reiterates its expectation that total module shipments in 2017 will be in the range of 6.0 GW to 6.5 GW. The module shipments recognized in revenue and total annual revenue will depend on market conditions, including ASP trends. The Company continues to expect it will connect approximately 1 GW to 1.2 GW of new solar projects globally in 2017, based on the commercial operation date (COD). These projects are located in the U.S., Japan, China, the UK, India, Brazil and Africa. The revenue from the Company’s energy business will mainly come from the monetization of the Company’s high quality solar power plant assets in the U.S., Japan, China, UK, India and Brazil. Management expects that the increase in vertical integration along the manufacturing cycle will help the Company maintain or improve its gross margin.

Recent Developments

On August 10, 2017, Canadian Solar announced that it sold 80% of the interests in its 92.5 MWp Pirapora III solar energy project in Brazil to EDF Energies Nouvelles’ local subsidiary, EDF EN do Brasil.

On August 8, 2017, Canadian Solar announced that Sempra Renewables LLC, a unit of Sempra Energy (NYSE:SRE), has acquired its 200 MWac/281 MWp Great Valley Solar project, previously called Tranquillity 8.

On August 7, 2017, Canadian Solar announced that the 191.5 MWp Pirapora I project had secured a project financing facility amounting to BRL529 million (US$163 million) from the Brazilian Development Bank.

On July 18, 2017, Canadian Solar announced that it started commercial operation of 52.5 MWp of solar photovoltaic (PV) power plants in Japan in the first half of 2017. The 52.5 MWp of plants include the 47.7 MWp Mashiki plant, the 2.4 MWp Yamagata Asahimachi plant, the 1.3 MWp Shizuoka Tashiro plant and the 1.1 MWp Saitama Shiroishi plant.

On June 19, 2017, Canadian Solar announced it sold 80% of the interests in its 115 MWp Pirapora II solar energy project in Brazil to EDF EN do Brasil.

Conference Call Information

The Company will hold a conference call today, Monday, August 14, 2017 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m., August 14, 2017 in Hong Kong) to discuss the Company’s second quarter 2017 results and business outlook. The dial-in phone number for the live audio call is +1 866 519 4004 (toll-free from the U.S.), +852 3018 6771 (local dial-in from HK) or +1 845 675 0437 from international locations. The passcode for the call is 59745217.  A live webcast of the conference call will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the call until 10:00 a.m. on Tuesday, August 22, 2017, U.S. Eastern Daylight Time (10:00 p.m., August 22, 2017 in Hong Kong) and can be accessed by dialing +1 855 452 5696 (toll-free from the U.S.), +852 3051 2780 (local dial-in from HK) or +1 646 254 3697 from international locations, with passcode 59745217.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 16 years, Canadian Solar has successfully delivered over 22 GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2017. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
	2017	2017	2016	2017	2016

Net revenues	$692,366	$677,042	$805,906	$1,369,407	$1,527,328
Cost of revenues	524,527	585,636	667,437	1,110,162	1,276,388

Gross profit	167,839	91,406	138,469	259,245	250,940

Operating expenses:
Selling expenses	39,324	33,941	33,864	73,265	68,654
General and administrative expenses	52,950	55,070	52,922	108,020	88,442
Research and development expenses	7,318	5,624	5,052	12,942	9,557
Other operating (income) loss	(15,502)	(898)	7,052	(16,400)	6,332
Total operating expenses	84,090	93,737	98,890	177,827	172,985

Income (loss) from operations	83,749	(2,331)	39,579	81,418	77,955
Other income (expenses):
Interest expense	(26,717)	(24,111)	(11,889)	(50,828)	(28,019)
Interest income	1,393	2,522	2,392	3,915	5,778
Gain (loss) on change in fair value of derivatives	(1,849)	(7,752)	(1,632)	(9,601)	1,032
Foreign exchange gain (loss)	(11,648)	14,214	24,936	2,566	33,447
Investment income	—	—	1,070	—	1,158
Gain on repurchase of convertible notes	—	—	551	—	2,460
Other income (expenses), net	(38,821)	(15,127)	15,428	(53,948)	15,856

Income (loss) before income taxes and equity in earnings (loss) of unconsolidated investees	44,928	(17,458)	55,007	27,470	93,811
Income tax (expense) benefit	(8,958)	3,109	(16,304)	(5,849)	(28,557)
Equity in earnings (loss) of unconsolidated investees	4,384	606	1,374	4,990	(1,388)
Net income (loss)	40,354	(13,743)	40,077	26,611	63,866

Less: Net income (loss) attributable to non-controlling interests	2,142	(408)	(302)	1,734	903

Net income (loss) attributable to Canadian Solar Inc.	$38,212	$(13,335)	$40,379	$24,877	$62,963

Earnings (loss) per share - basic	$0.66	$(0.23)	$0.70	$0.43	$1.10
Shares used in computation - basic	57,947,324	57,832,572	57,605,169	57,890,265	57,253,259
Earnings (loss) per share - diluted	$0.63	$(0.23)	$0.68	$0.42	$1.07
Shares used in computation - diluted	62,049,899	57,832,572	61,040,478	58,647,785	60,996,903

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			For six months ended
	June 30	March 31	June 30	June 30	June 30
	2017	2017	2016	2017	2016
Net Income (loss)	40,354	(13,743)	40,077	26,611	63,866
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	3,833	8,929	(10,680)	12,762	11,995
Gain (loss) on changes in fair value of derivatives	(3,611)	1,681	(5,457)	(1,930)	(3,825)
Comprehensive income (loss)	40,576	(3,133)	23,940	37,443	72,036
Less: comprehensive income (loss) attributable to non-controlling interests	3,153	(2,438)	103	715	2,149
Comprehensive income (loss) attributable to Canadian Solar Inc.	37,423	(695)	23,837	36,728	69,887

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	June 30,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$496,618	$511,039
Restricted cash - current	456,798	487,516
Accounts receivable trade, net	367,559	400,251
Accounts receivable, unbilled	1,309	3,425
Amounts due from related parties	26,952	19,082
Inventories	283,184	295,371
Value added tax recoverable	76,748	55,680
Advances to suppliers - current	40,941	29,312
Derivative assets - current	12,420	12,270
Project assets - current	1,684,955	1,317,902
Assets held-for-sale	220,830	392,089
Prepaid expenses and other current assets	240,532	266,826
Total current assets	3,908,846	3,790,763
Restricted cash - non-current	8,139	9,145
Property, plant and equipment, net	595,563	462,345
Solar power systems, net	65,849	112,062
Deferred tax assets, net	245,397	229,980
Advances to suppliers —non-current	87,851	54,080
Prepaid land use right	55,359	48,651
Investments in affiliates	408,092	368,459
Intangible assets, net	8,640	8,422
Goodwill	7,617	7,617
Derivatives assets - non-current	10,800	15,446
Project assets - non-current	147,127	182,391
Other non-current assets	125,734	117,245
TOTAL ASSETS	$5,675,014	$5,406,606
Current liabilities:
Short-term borrowings	$2,044,755	$1,600,033
Accounts and notes payable	899,544	736,779
Amounts due to related parties	10,172	19,912
Other payables	239,517	223,584
Short-term commercial paper	61,615	131,432
Advances from customers	72,892	90,101
Derivative liabilities - current	8,198	9,625
Liabilities held-for-sale	211,415	279,272
Financing liability	412,200	459,258
Other current liabilities	164,541	171,070
Total current liabilities	4,124,849	3,721,066
Accrued warranty costs	62,105	61,139
Convertible notes	126,017	125,569
Long-term borrowings	273,020	493,455
Derivatives liabilities - non-current	617	—
Liability for uncertain tax positions	8,797	8,431
Deferred tax liabilities - non-current	23,972	23,348
Loss contingency accruals	26,591	22,654
Other non-current liabilities	76,692	51,554
Total LIABILITIES	4,722,660	4,507,216
Equity:
Common shares	701,774	701,283
Additional paid-in capital	(3,861)	(8,897)
Retained earnings	308,986	284,109
Accumulated other comprehensive loss	(79,963)	(91,814)
Total Canadian Solar Inc. shareholders’ equity	926,936	884,681
Non-controlling interests in subsidiaries	25,418	14,709
TOTAL EQUITY	952,354	899,390
TOTAL LIABILITIES AND EQUITY	$5,675,014	$5,406,606

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, the Company uses non-GAAP measures which are adjusted from the most comparable GAAP measures for certain items as described below. The Company presents non-GAAP net income and diluted earnings per share so that readers can better understand the underlying operating performance of the business before the impact of AD/CVD true-up provisions and gain from insurance compensation in the second quarter of 2017, LDK provision in the first quarter of 2017 and AD/CVD true-up provision in the fourth quarter of 2016. The non-GAAP numbers are not measures of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to other measures determined in accordance with GAAP. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

Reconciliation of U.S. GAAP to Non-GAAP financial measures

Statement of Operations Data:

(In Thousands, except per share amounts)

	Three months ended
	June 30, 2017	March 31, 2017	December 31, 2016

GAAP net income (loss) attributable to Canadian Solar Inc.	$38,212	$(13,335)	$(13,328)
Non-GAAP income adjustment items:
LDK provision	—	8,615	—
AD/CVD true-up provision	(57,602)	—	44,126
Gain from insurance compensation	(15,238)	—	—
Income tax effect	25,519	(1,292)	(16,631)
Non-GAAP net income (loss) attributable to Canadian Solar Inc.	(9,109)	(6,012)	14,167

Shares used in computation —diluted	59,216,566	57,832,572	58,092,689
GAAP income (loss) per share-diluted	0.63	(0.23)	(0.23)
Non-GAAP income (loss) per share-diluted	(0.15)	(0.10)	0.24